UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Rand Logistics, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                    752182105
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                                 (CUSIP Number)

                               Todd Emmerman, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8873
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 2, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Isaac Kier
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     673,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        34,000 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            673,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     34,000 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      707,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 752182105                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kier Family, L.P.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     200,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            200,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.4%
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14    TYPE OF REPORTING PERSON*

      PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends and supplements the following items on the Statement on Schedule 13D filed by Isaac Kier and Kier Family, L.P. (the "Reporting Persons") on March 30, 2006 (the "Schedule")

                                  SCHEDULE 13D

Item 4. Purpose of Transaction

      (a) Mr. Kier is a member of the issuer's Board of Directors. The Reporting Persons disposed of the securities reported in item 5(c) in order to facilitate compliance with the independent director requirements under the Nasdaq listing requirements with respect to Mr. Kier serving as an independent director of the Company.

Item 5. Interest in Securities of the Issuer.

      (a)   (i) Mr. Kier beneficially owns 707,000 shares, comprised of
      (i)100,000 shares of Common Stock and (ii) 607,000 shares of Common Stock underlying presently exercisable warrants constituting approximately 8.2% of the shares of Common Stock outstanding.

            (ii) Kier Family, L.P. (the "Partnership") may be deemed beneficially to own 200,000 shares of Common Stock underlying presently exercisable warrants, constituting 2.4% of the shares of Common Stock outstanding.

      (b) (i) Mr. Kier shares voting and dispositive power over 34,000 shares of Common Stock underlying presently exercisable warrants with his wife. Mr. Kier exercises sole voting and dispositive of 200,000 shares of Common Stock underlying presently exercisable warrants held through the Partnership (see Item 5(b)(ii) below) and has sole voting and dispositive power over 100,000 shares of Common Stock and 373,000 shares of Common Stock underlying presently exercisable warrants he owns personally.

            (ii) The Partnership has sole voting and dispositive power over 200,000 shares of Common Stock underlying presently exercisable warrants, which power is exercisable by Mr. Kier as General Partner of the Partnership.

      (c) Pursuant to a Purchase Agreement, dated August 2, 2006, between Mr. Kier and Bay Resource Partners L.P., Bay II Resource Partners L.P. and Thomas E. Claugus (collectively, the "Purchasers") (the "Purchase Agreement"), Mr. Kier agreed to sell 133,000 shares Mr. Kier owned personally, 17,000 shares owned by his wife and 100,000 shares owned by the Partnership, of which Mr. Kier is General Partner, to the Purchasers for $5.41 per share for an aggregate purchase price of $1,352,500.

      (d) Mr. Kier's wife has the right to receive any dividends on the 34,000 shares of Common Stock underlying presently exercisable warrants that are reported herein as being jointly beneficially owned by Mr. Kier and his wife.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1. Joint filing agreement between Isaac Kier and the Partnership.

      Exhibit 2. Warrant Agreement, filed as Exhibit 4.5 to Form S-1/A on October 12, 2004 by the Company, is hereby incorporated by reference.

      Exhibit 3. Escrow Agreement, filed as Exhibit 10.10 to Form S-1/A on October 12, 2004 by the Company, is hereby incorporated by reference.

      Exhibit 4. Registration Rights Agreement, filed as Exhibit 10.13 to Form S-1/A on August 17, 2004 by the Company, is hereby incorporated by reference.

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2006

                                                     /s/ Isaac Kier
                                                     ---------------------------
                                                     Isaac Kier


                                                     KIER FAMILY, L.P.


                                                     /s/ Isaac Kier
                                                     ---------------------------
                                                     Name: Issac Kier
                                                     Title: General Parnter

EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, $.0001 par value, of Rand Logistics, Inc.

Dated: March 30, 2006

                                                     /s/ Isaac Kier
                                                     ---------------------------
                                                     Isaac Kier


                                                     KIER FAMILY L.P.

                                                     /s/ Isaac Kier
                                                     ---------------------------
                                                     Name: Isaac Kier
                                                     Title: General Partner